Exhibit 21.1

Subsidiaries of Pike Electric Corporation

Elemental Energy, Inc. (Arizona)

Klondyke Construction LLC (Arizona)

Pike Capital International S. à r.l. (Luxembourg)

Pike Electric, LLC (North Carolina)

Pike Energy Solutions, Inc. (California)

Pike Energy Solutions, LLC (North Carolina)

Pike Enterprises, Inc. (North Carolina)

Pike Equipment and Supply Company, LLC (North Carolina)

Pike Tanzania, LLC (North Carolina)

Pine Valley Power, Inc. (Utah)